UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: July 2014

Commission File Number: 000-55134

CBD Energy Limited

(Exact name of registrant as specified in its charter)

Suite 2-Level 2

53 Cross Street

Double Bay, Sydney, NSW 2028

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of From 20-F or 40-F.

Form 20-F ☒ Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Entry into a Material Definitive Agreement/Issuance of Unregistered Equity Securities

On July 25, 2014 (the “Initial Closing Date”), CBD Energy Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain foreign investors (the “Investors”), pursuant to which the Company issued a total of 900 newly authorized Series B Cumulative Convertible Preferred Shares (“Preferred Shares”), together with warrants (the “Warrants”) to purchase up to 112,500 ordinary shares of the Company (“Ordinary Shares”), to such Investors for an aggregate purchase price of $900,000.00. Pursuant to the terms of the Purchase Agreement, the Company has the right to offer and sell up to an additional $2.1 million in Preferred Shares (and accompanying Warrants), at a purchase price of US$1,000 per Preferred Share (the “Face Value”), to accredited investors and/or qualified institutional buyers, in one or more closings to occur on or before September 30, 2014.

The exercise price per Ordinary Share under the Warrants is 125% of the 10-day volume weighted average price of the Company’s Ordinary Shares on the Initial Closing Date (which the parties agreed was $3.2916). Subject to the Share Cap described below, the Warrants are exercisable immediately and expire on July 25, 2018.

The Preferred Shares that were issued to the Investors on the Initial Closing Date, and that may be issued in the future pursuant to the terms of the Purchase Agreement, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, and may not be subsequently offered or sold by the investors in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements. Under the terms of the Purchase Agreement, the Company has agreed to file a registration statement as soon as practicable after the Initial Closing Date, but in no event more than 30 days following the Initial Closing Date, with respect to the resale by the investors of (i) the Preferred Shares, (ii) the Ordinary Shares into which the Preferred Shares are convertible (the “Conversion Shares”), (iii) the Warrants and (iv) the Ordinary Shares into which the Warrants are convertible.

The newly created Preferred Shares have the following rights and preferences:

•	The right to receive, upon a liquidation event, the Face Value of the Preferred Shares pari passu with the holders of the then outstanding Class A Preference Shares;

•	Voting rights solely in relation to matters pertaining to the Preferred Shares and any other matters permitted by the Company’s Constitution and in accordance with the Australian Corporations Act (the “Act”);

•	The right to appoint one member to the Company’s board of directors as long as 500 or more Preferred Shares are outstanding, subject to such limitations as are required to comply with the Act and the Company’s Constitution;

•	The right to receive dividends (payable in cash, Ordinary Shares (if registered and able to be freely traded on a national U.S. exchange at the time of issuance), or additional Preferred Shares), if lawfully payable, on March 31, June 30, September 30 and December 31 of each year at an annual rate calculated on the Face Value of (i) 8% from the date of issuance through September 30, 2015, (ii) 10% from October 1, 2015 through September 30, 2016, and (iii) 15% thereafter; which dividends, if not paid, will be cumulative;

•	A redemption right by the holder, subject to the Act, for the Face Value of such Preferred Shares plus any accrued but unpaid dividends upon the filing by the Company for bankruptcy, administrative protection under applicable statutes or liquidation or analogous proceedings or an adjudication by a competent legal authority that the Company is insolvent;

•	The holder’s right to convert any Preferred Shares to Conversion Shares, provided that the Ordinary Shares are listed on a U.S. or other national exchange, which number of Conversion Shares to be received upon conversion will be calculated by dividing the Face Value of the Preferred Shares being converted, plus accrued but unpaid dividends on the date of conversion, by the $4.00 conversion price (the “Conversion Price”), which Conversion Price will be subject to adjustment in the event of share consolidations or splits and any underwritten offerings by the Company (in which case the Conversion Price will be adjusted down to equal the offering price);

•	The Company’s right to redeem any number of Preferred Shares at any time following the attainment of certain conversion conditions and the effectiveness of the registration of the Conversion Shares for an amount equal to the Face Value plus a redemption premium if the redemption occurs prior to September 30, 2017 equal to (i) 15% of the Face Value if the redemption occurs prior to September 30, 2015, (ii) 12% of the Face Value if the redemption occurs prior to September 30, 2016; or (iii) 5% of the Face Value if the redemption occurs prior to September 30, 2017; and

•	Automatic conversion of the Preferred Shares, following the effectiveness of a registration statement registering the resale of the Conversion Shares and subject to the attainment of certain conversion conditions, to occur at such time as (i) the Company’s Ordinary Shares have traded for a period of 60 consecutive days at or above $4.50 per share (adjusted for shares splits and consolidations) and the average daily trading volume for such period exceeds $100,000 per day or (ii) the Company consummates a change in control transaction (including without limitation a sale, merger or disposition of substantially all of its assets) pursuant to which the Company’s Ordinary Shares no longer trade on a national stock exchange; provided that such conversion will not take place unless the holder has had at least 10 business days prior notice of the change in control transaction in which to exercise its redemption rights.

Pursuant to the terms of the Purchase Agreement and the Warrants, maximum number of Ordinary Shares that may be issued pursuant to the Purchase Agreement, including Ordinary Shares to be issued upon conversion of the Preferred Shares and Ordinary Shares to be issued upon exercise of the Warrants, may not (i) exceed 19.9% of the outstanding Ordinary Shares of the Company immediately prior to the Initial Closing Date, (ii) exceed 19.9% of the combined voting power of the then outstanding voting securities of the Company immediately prior to the Initial Closing Date, or (iii) otherwise exceed the number of Ordinary Shares that would violate applicable listing rules of The NASDAQ Capital Market in the event the Company’s shareholders do not approve the issuance of the Underlying Shares (the “Share Cap”).

In addition, the Purchase Agreement prohibits the Company from issuing or selling, and investors from purchasing or acquiring, any Ordinary Shares which, when aggregated with all other securities then beneficially owned by such investor and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder) would result in the beneficial ownership by such investor and its affiliates of more than 9.99% of then then issued and outstanding Ordinary Shares of the Company.

The Agreement contains other customary representations, warranties, covenants and indemnification provisions.

The descriptions of the Purchase Agreement and the Warrants are qualified in their entirety by the terms of the Purchase Agreement and the form of Warrant, which are attached hereto as Exhibit 99.1 and 99.2, respectively.

The form of Purchase Agreement and form of Warrant (collectively, the “Furnished Agreements”) have been filed as exhibits to this Report on Form 6-K to provide investors with information regarding their terms and are not intended to provide factual information about parties thereto, or any of their respective subsidiaries or affiliates. The representations, warranties, and covenants contained in the Furnished Agreements were made only for purposes of those agreements and as of specific dates, are solely for the benefit of the parties to the Furnished Agreements, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Furnished Agreements instead of establishing these matters as facts, and may be subject to standards of materiality and knowledge qualifiers applicable to the parties that differ from those applicable to investors. In addition, such representations and warranties were made only as of the respective dates of the Furnished Agreements or such other dates as may be specified in a Furnished Agreement. Investors should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the dates of the Furnished Agreements, which subsequent information may or may not be fully reflected in Constellation’s public disclosures.

This Report on Form 6-K does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Exhibit Index

99.1	Form of Securities Purchase Agreement

99.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

July 30, 2014	By:	/s/ Gerard McGowan
Gerard McGowan
Chairman & Managing Director